Confidential Treatment Requested by Unilife Corporation

February 21, 2014

Via EDGAR (Correspondence)

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Kevin L. Vaughn, Accounting Branch Chief

Re:	Unilife Corporation

Form 10-K for Fiscal Year Ended June 30, 2013

Filed September 13, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 12, 2013

File No. 001-34540

Dear Mr. Vaughn:

This letter is being submitted in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 31, 2014 (the “Comment Letter”) in connection with Unilife Corporation’s (the “Company”) Form 10-K for Fiscal Year Ended June 30, 2013, filed September 13, 2013 (the “Form 10-K”), and Form 10-Q for Fiscal Quarter Ended September 30, 2013, filed November 12, 2013 (the “Form 10-Q”).

For your convenience, the Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 10-K and the Form 10-Q, as applicable. All page number references in Company’s responses are to page numbers in the Form 10-K or the Form 10-Q, as applicable.

Unilife Corporation

250 Cross Farm Lane, York, PA 17406 T + 1 717 384 3400 F + 717 384 3401 E info@unilife.com W www.unilife.com

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

Form 10-K for Fiscal Year Ended June 30, 2013

FDA’s Premarket Clearance and Approval Requirements, page 13

1.	We refer to statements by your management during the February 11, 2013 earnings conference call concerning the need to achieve “filling and packaging line validation” prior to launching your Unifill syringe. Please provide us, and disclose in future filings, as applicable, a discussion of “validation” and other significant FDA or other regulations required for achieving product commercialization. In this regard we note that your disclosure on page 11 of the Form 10-K makes reference to compliance with 21 CFR 210/211 for pharmaceuticals and 21 CFR 820 for medical devices but does not appear to address the validation process. In your discussion, please disclose whether each product identified on pages 5-8 is validated.

The Company acknowledges the Staff’s comment regarding validation and the regulatory requirements to achieve product commercialization. The Company accordingly discusses below its overall regulatory posture in the course of answering the Staff’s questions. The Company further advises that, where called for in future filings, it will clarify the regulatory steps required to achieve the production and sale of each product in commercial volumes.

A key point regarding the Company’s current line of products, as identified on pages 5-8 of the Form 10-K, is that the Company is not currently marketing any of them as stand-alone medical devices directly to end-users. The Company’s current products are instead designed for, marketed and sold solely to pharmaceutical and biotechnology companies as platforms that integrate both the storage and delivery of each such customer’s proprietary drugs or biological compounds. Each of those current products either is, or incorporates, a primary container that is sold as component parts for the pharmaceutical or biotechnology customer to fill and assemble into a combination product. Those primary container components are sold as packaging and are thus not medical devices1 under applicable regulations. Each of the supply agreements the Company recently announced reflects such business-to-business partnerships whereby the Company sells component parts to its customers, and the customers are responsible for obtaining the regulatory approval of the drug-device combination product.

The Company’s disclosures concerning its compliance with regulatory requirements has and continues to evolve because the Company’s business model has changed over time. The Company’s first product offering was its Unitract safety syringe, which the Company designed and sold as a stand-alone medical device. Unitract was shipped empty and marketed directly to end-users who would load the syringe with the desired drug at the point of delivery. Because Unitract was sold to end-users as a stand-alone medical device, the Company was required to, and did, secure 510(k) Clearance by the FDA for Unitract.

[1]	The Company’s reusable auto-injector and bolus injector products also incorporate secondary packaging that is designed to house a primary container. In the future, the Company could market and sell those secondary packaging components as complete assemblies, in which case the assembled secondary packaging could be deemed to be a medical device that would require clearance under 21 CFR 807 Subpart E prior to commercialization (“510(k) Clearance”).

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

The Company, however, changed its business model after developing its highly differentiated Unifill product. Unifill was developed and industrialized under the terms of an industrialization agreement with Sanofi (the “Industrialization Agreement”), whereby Sanofi made cash payments to the Company upon the completion of certain milestones. Unifill incorporates the Company’s needle retraction technology into a syringe that also serves as the primary packaging for a drug. In so doing, Unifill responds simultaneously to market demand for both increased needle safety and for syringes that pharmaceutical companies can ship to their medical customers prefilled with the desired drug. The Company decided to discontinue production of Unitract and transitioned in 2013 into its new business model for Unifill and the other products described in the Form 10-K. This business model transition was discussed in the regulatory disclosure in the Form 10-K.

As the Company discussed on page 13 of the Form 10-K, and consistent with its prior filings, the Company is not required to and therefore will not seek 510(k) Clearance by the FDA for its Unifill product because it is only sold to pharmaceutical customers as packaging components. These customers will in turn assemble and fill those components in order for the assembly to be “used as a primary container . . . to provide drugs in a prefilled format.” Under this business model, it will be “the responsibility of the pharmaceutical company who will use the Unifill syringe for its drug to obtain final product approvals” from the FDA or its foreign equivalent.

However, as the Company reported on page 11 of the Form 10-K, Unilife’s “Quality Management System is fully certified to ISO 13485 and operates in compliance with 21 CFR 210/211 for pharmaceuticals and 21 CFR 820 for medical devices.” The accuracy of the statement is demonstrated by the results of two separate audits by regulatory authorities in 2013. In March 2013, the FDA audited the Company’s Quality Control System and closed out that audit with no FDA 483 Inspectional Observation issued, meaning that no deviations from applicable standards were observed. The Company understands that the FDA audit was predicated on the Company’s registration as a medical device manufacturer in connection with the Unitract product. In February 2013, the Notified Body NSAI conducted an audit under the analogous European standards and also found no deviations. The NSAI audit was a regularly scheduled audit to maintain the Company’s ISO 13485 certification.

The Company maintains its facility certifications and operates its quality system in compliance with FDA pharmaceutical and device regulations as a good business practice. Doing so minimizes regulatory risk to the Company’s pharmaceutical and biotechnology customers—subject to verification through its customers’ own, independent audits of the Company’s quality system. In other words, with regard to the Company’s current line of products and current agreements, we adhere to regulations governing the proper design, monitoring, and control of manufacturing systems, known collectively as the Current Good Manufacturing Practice regulations, or “cGMP,” as a matter of contract with our customers.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

With regard to “validation” and the regulatory steps to commercialization, the Company respectfully advises that the phrase “validated product” is industry shorthand with a precise meaning. “Validation” in the medical device industry means process validation under 21 CFR 820.75. Process validation, which is a part of cGMP, applies to manufacturing and assembly processes and describes an activity to ensure that a particular manufacturing or assembly process is able to produce product that meets material specifications. Therefore, “validation” technically refers to the process by which a particular product is manufactured or assembled, and does not describe the product itself.

To illustrate, a given medical device may be manufactured or assembled on any number of production lines, simultaneously or over time. Each manufacturing or assembly process must be separately validated before that process can be used to produce a medical device for commercial use. In contrast, the material specifications for that medical device may remain unchanged throughout its commercial life.

Further, the Company’s business model is such that it develops every product in a base model. The Company also develops and provides a list of special features, attributes, and look and feel options for customizing its products to the specific requirements of each drug and each customer. The manufacturing processes for each customized product will be separately validated under our contractual cGMP obligations to our customer before we ship that customized product to the customer for commercial use. The base models of the products are neither produced nor sold for commercial purposes and therefore the manufacturing processes to produce them do not need to be validated.

The Company further respectfully advises that the compliance of the Company’s Quality Management System with 21 CFR 210/211 and 21 CFR 820 does not mean that any particular manufacturing or assembly process has been, or should have been, validated with regard to the manufacture of any Unilife product. The compliance of the Company’s Quality Management System with cGMP does, however, mean that Unilife has the mechanisms in place to validate any applicable manufacturing or assembly process for its customers, which will be required when those customers apply for regulatory approval in connection with the commercialization of their combination products. Consistent with the Company’s public statements, the Company is currently customizing multiple products for multiple customers and will complete process validation for the manufacture of each of those products as a contractual cGMP obligation to our customers at the completion of each customization project. And, consistent with Dr. Mojdeh’s description of the lead-time involved in commercialization during the February 11, 2013 earnings call, there will be ample time to validate the necessary commercial manufacturing processes after each customer finalizes its choices of customization. It is accordingly premature for the Company to make public statements regarding the validation of commercial manufacturing processes for any of its current products.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

As a further discussion point, we note that, on July 13, 2011, the Company announced in a press release that it had commenced “the initial supply of validated product of the Unifill® syringe to Sanofi, as per the terms of the industrialization agreement between both parties.” That statement is accurate. This release reflected the achievement of the final milestone of the Industrialization Agreement with Sanofi. Unilife had commenced an initial supply of Unifill to Sanofi that had been produced by a specific manufacturing process that was validated under the terms of the contract between the parties. That process validation was performed, per that contract, under the Company’s FDA compliant Quality Management System. Consistent with contemporaneous filings with the SEC, Unilife made no representation that it was producing Unifill in commercial quantities, or that any combination product involving Unifill components had been approved for commercial sale by a regulatory agency.

With regard to the February 11, 2013 earnings conference call, Dr. Mojdeh accurately explained that “[t]here are a number of steps that are typically needed before a customer can launch one of their drugs in a Unifill syringe or one of our other devices,” including “filling and packaging line validation and their regulatory submission and approval.” (Emphasis added). In other words, notwithstanding any contractual cGMP process validation that the Company will need to perform to produce components for our customers, each customer will need to validate its own processes to assemble and fill those components directly under cGMP, and submit the finished combination product for regulatory approval.

In summary, the Company’s current business model consists of designing, manufacturing and selling component parts to pharmaceutical and biotechnology companies for filling and assembly by those companies into combination products. The customer will then submit the combination products to the FDA for regulatory approval. This business model does not subject the Company’s current products to direct regulation by the FDA. However, as a contract manufacturer to its pharmaceutical and biotechnology customers, the Company will be indirectly required to comply with cGMP under those contracts. To achieve commercial sales and production of a combination product, a pharmaceutical or biotechnology customer will need to submit and receive approval of a New Drug Application, or “NDA,” which will include summative human factors studies, successful completion of all required clinical trials, and compliance with cGMP, which may involve site audits of the customer and its contract manufacturers such as Unilife.

The Company respectfully advises that it will continue to address these risks where appropriate in future filings.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

Consolidated Statements of Operations and Comprehensive Loss, page 44

2.	We note your licensing fees and industrialization and development fees on your statements of operations. Please provide us with your analysis that supports your classification of these fees as revenues. Discuss your consideration of classifying these fees as reductions of research and development expenses and how you determined the classification as revenue to be more appropriate, citing the applicable accounting literature.

We acknowledge the Staff’s comment and respectfully advise that the Company classifies licensing, industrialization and development fees as revenue rather than as reductions of research and development expenses because the services rendered in consideration for those fees constitute part of our ongoing major and central operations. Paragraph 78 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2), defines revenue as, “…inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.” Such fees constituted 100% and 96% of revenue for the three months ended September 30, 2013 and 2012, respectively and, 96%, 99% and 58% of revenues for the fiscal years ended June 30, 2013, 2012 and 2011, respectively. While customers obtain exclusive rights to developed technologies within contractually defined therapeutic classes, the Company retains ownership of developed technologies and therefore believes gross revenues provide more meaningful and transparent disclosure than would be obtained by netting contract revenue against research and development expenses. The Company earns such fees for services which are outputs typically defined as contractual milestones, rather than as cost reimbursements for inputs such as labor and materials. The relative profitability of services rendered varies based on costs the Company incurs to perform under the contract. The Company has the discretion to determine how to achieve milestones and how much and what types of costs to incur in doing so. Since contract revenue is not driven by costs incurred, as is often the case with cost reimbursement arrangements within the pharmaceuticals industry, the netting of revenue realized upon the achievement of contractual milestones and costs incurred in ongoing development activities would not correlate and could yield periods of net negative research and development costs undermining the informational value of the presenting actual costs.

Notes to Consolidated Financial Statements, page 47

Note 5. Property, Plant and Equipment and Construction-in-Progress, 59

3.	We note that you have $46,106,000 of net property, plant and equipment as of June 30, 2013. Additionally, we note that you have not generated significant product revenues to date, have significant operating losses and it appears that your manufacturing operations have been limited up until this point. Please tell us how you considered these indicators of impairment for your property, plant and equipment and provide us with your estimates of future cash flows. Refer to paragraph 360-10-35 of the FASB Accounting Standards Codification.

We acknowledge the Staff’s comment and respectfully advise that the Company considers its operating and cash flow losses to be an indicator of when to test long-lived assets for recoverability pursuant to ASC 360-10-35-21. The Company groups its long-lived assets, which are classified as held and used, into a single asset group pursuant to ASC 360-10-35-24

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

because its long-lived assets do not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities and other asset groups. The Company assesses whether the asset group is impaired pursuant to ASC 360-10-35-17 by comparing its carrying value with the projection of future undiscounted cash flows expected to result from the use of the asset group and has determined that the long-lived assets are not impaired. Attached please find the estimates of future cash flows used in the assessment as of June 30, 2013. The Company used the projections presented to the board as a basis for evaluating the recoverability of long-lived assets. Although it is not presented on a cash basis, the EBITDA reconciliation served as an approximation of cash flows before maintenance capital. Although not presented, capital expenditures necessary to support projected revenue were not considered to be significantly impactful on the overall analysis.

Form 10-Q for Fiscal Quarter Ended September 30, 2013 Management’s Discussion and Analysis..., page 16

4.	We note statements by your management during the November 11, 2013 earnings call concerning “rapid revenue growth” and “sequential quarterly growth in fiscal year 2014, and significant annual growth year over prior year for fiscal year 2014 and beyond.” Please refer to Regulation S-K, Item 303(a)(3)(ii) and provide us with a description of known trends that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Please confirm that in future filings, as applicable, you will disclose all known trends and uncertainties in accordance with Item 303(a)(3)(ii).

We acknowledge the Staff’s comment and respectfully advise that in future filings we will include the following disclosure:

We believe that recently signed contracts with existing customers and future contracts expected to be signed with existing and potential new customers as a result of ongoing discussions will provide significant revenue growth in relation to prior periods. Known trends in the industry that we believe will have a material favorable impact include a shift in the focus of large pharmaceutical companies’ drug development activities to biologic drugs, an emphasis within health-care providers to patient self-administration and a growing demand for passive safety for injectable drug delivery. To provide better treatment for many chronic illnesses there has been a marked shift in the drug development activities of large pharmaceutical customers toward biologic drugs. The majority of drugs in the pipeline of large pharmaceutical companies are complex biologics. The characteristics of many of these drugs (large dose volumes, increased viscosity, etc.) will require administration via injection. Many of these drugs currently have an unmet need in terms of a delivery device. Concurrently with the shift toward biologic drugs is an emphasis towards patient self-administration. Patient self-administration is viewed as a growing trend in order to reduce demand pressure on the health-care system as well as reducing costs

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

especially for treatment of chronic illnesses. Devices suitable for self-administration of injectable drugs need to be safe and intuitive to use. We believe there is a significant unmet need for devices that are safe and intuitive for patient self-administration of injectable drug therapies.

We also confirm that in future filings, as applicable, the Company will disclose all known trends and uncertainties in accordance with Regulation S-K, Item 303(a)(3)(ii).

Liquidity and Capital Resources, page 17

5.	We note statements by your management during the November 11, 2013 earnings call that you have no intention of conducting secondary offerings in the foreseeable future because of deals that have signed or will sign. Your disclosure on page 17, however, indicates that you have funded your operations primarily through a combination of equity issuances, borrowings under bank mortgages, term loans, and an external secured financing and payments from Sanofi. Please refer to Regulation S-K, Item 303(a)(2)(ii) and provide us with a discussion that addresses the changes in the mix between equity, debt and any off-balance sheet financing arrangements. Also, please confirm that in future filings, as applicable, you will disclose known material trends in your capital resources in accordance with Item 303(a)(2)(ii).

We acknowledge the Staff’s comment and respectfully advise that, as we have previously disclosed in our filings, we continue to evaluate debt funding alternatives to provide additional cash resources apart from equity offerings. We believe that such debt financing, along with anticipated cash receipts from customers, will provide sufficient cash flow to meet our operating needs over the next year. Outside of minor amounts for office equipment we do not expect to incur significant off-balance sheet financing.

We also confirm that in future filings, as applicable, the Company will disclose all known trends and uncertainties in accordance with Regulation S-K, Item 303(a)(2)(ii).

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

Exhibits

6.	We refer to the disclosures on pages 14-15 concerning your September 3, 2013 supply agreement with Sanofi. In light of the exclusivity provisions and the size of the payments, please file the agreement pursuant to Regulation S-K, Item 601(b)(10). Please also refer to your December 19, 2013 Form 8-K filing, your recent press releases and your recent earnings call discussions concerning several new supply contacts, including, without limitation, ones with Hikma Pharmaceuticals PLC, Novartis and MedImmune. Please file these agreements as material contracts or tell us whether you will file them within the timeframes required by Item 601(b)(10). Please also confirm that in future periods, as applicable, you will file all material supply contracts in accordance with the Exchange Act.

We acknowledge the Staff’s comment with respect to our supply agreement with Sanofi (the “Sanofi Agreement”) and respectfully advise that the Sanofi Agreement was entered into in the ordinary course of business and, as such, the Sanofi Agreement need not be filed as a material contract pursuant to Regulation S-K, Item 601(b)(10). Regulation S-K, Item 601(b)(10)(i) defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant . . . .”

As noted in the Form 10-K, we are a U.S. based developer, manufacturer and supplier of injectable drug delivery systems. We manufacture and supply our proprietary devices to our customers (pharmaceutical and biotechnology companies) in a format where they can be filled and packaged with an injectable therapy prior to its shipment to the end-user for administration. Based upon our business model, we do and expect to continue to routinely enter into supply agreements, such as the Sanofi Agreement, with pharmaceutical and biotechnology customers. As noted by the Staff, Mr. Alan Shortall, Chairman and CEO of the Company, informed our shareholders about the entry into similar supply agreements with other pharmaceutical and biotechnology customers in his letter to the Company’s shareholders, dated December 18, 2013, which was filed with the Commission as an exhibit to the Company’s Form 8-K on December 19, 2013.

With respect to the Staff’s reference to the exclusivity provisions in the Sanofi Agreement, as stated on page 15 of the Form 10-Q, the Company has only “granted Sanofi the exclusive use of the Unifill Finesse with anti-thrombotic drugs during the contract period . . . . [E]xclusivity will be maintained, subject to Sanofi purchasing a minimum of 150 million units of the Unifill Finesse or other Unifill syringes per year. The Company can supply its Unifill syringes, including the Unifill Finesse, to additional customers in all other therapeutic classes outside of anti-thrombotics.” As noted above, Sanofi’s exclusivity rights are limited to the use of only one of the Company’s product platforms, the Unifill Finesse, and within only one therapeutic class of drugs and subject to meeting its minimum purchase requirements. The Company remains able to supply its Unifill Finesse product to other customers for potential use with several other therapeutic classes of drugs. Moreover, the Company remains able to supply any of its other products platforms to other customers. The Company also enters into similar exclusivity arrangements with other customers in the ordinary course of business.

As noted above, the Sanofi Agreement has been entered into in the ordinary course of the Company’s business. In addition, we have determined that the Company’s business is not “substantially dependent” on the Sanofi Agreement, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). Regulation S-K, Item 601(b)(10)(ii)(B) requires the filing of a material agreement entered into the ordinary course of a company’s business if such company is substantially dependent on such material agreement. The relevant example provided in this

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

Item and our interpretation of this Item’s fundamental purpose leads us to conclude that the determination of whether a company is substantially dependent on a contract should include two primary concepts:

•	whether the loss of such contract would have a materially adverse effect on the company’s financial condition so significant that it would result in a fundamental change in the nature or structure of the company’s business; and

•	whether the company has at its disposal, within a reasonable period of time, access to adequate alternate means on commercially reasonable terms to replace the lost contract in the event it is terminated.

In addition to this, we believe it is important to differentiate between a contract that a company is “substantially dependent” upon, and one which should only be considered a “significant contract.” Although we believe that the determination of a significant contract can be based solely on the financial impact it may have on a company’s business, to be considered substantially dependent the determination must include both qualitative and quantitative measurements. As such, although the loss of a significant contract may have a material financial impact on a company, we do not believe that this constitutes the company being substantially dependent upon the contract.

When applying these concepts to determine if the Company is substantially dependent on the Sanofi Agreement, we believe it is important to consider the following historical information specific to the Company. For the three months ended September 30, 2013 and for the three months ended December 31, 2013, our consolidated recognized revenue comprised of $3.2 million and $3.6 million, respectively. In particular, for the three months ended September 30, 2013 and for the three months ended December 31, 2013, consolidated recognized revenue from Sanofi accounted for $2.3 million and $0, respectively. The $2.3 million of consolidated recognized revenue from Sanofi for the three months ended September 30, 2013 was derived in connection with the final milestone of the Industrialization Agreement with Sanofi, which is no longer in effect, and not the Sanofi Agreement.

Our business is not substantially dependent on the Sanofi Agreement for several reasons. First, the Company has not recognized any revenue in connection with the Sanofi Agreement to date, and Sanofi accounted for 0% of our consolidated recognized revenue for the three months ended December 31, 2013. Moreover, the Company has had recent success in diversifying its customer base and maximizing sales. During the six months ended December 31, 2013, the Company entered into agreements with nine customers, including Sanofi. Furthermore, the Company does not expect to be substantially dependent on revenue from any one customer in future fiscal periods. The Company also has a number of additional contracts entering the late stage of our commercial pipeline. Second, the anti-thrombotic drug market is competitive and growing. The loss of Sanofi as a customer would not have a material adverse effect on the

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

Company’s business and, in the event the Sanofi Agreement is terminated, the Company believes it would be able to replace the lost contract with other participants in the anti-thrombotic drug market on commercially reasonable terms. This conclusion is supported by the number of pharmaceutical and biotechnology customers of the Company, the Company’s recent success with respect to engaging new customers and the Company’s focus on signing contracts with a number of pharmaceutical companies.

For the reasons stated above, the Sanofi Agreement was entered into in the ordinary course of business and the Company’s business is not “substantially dependent” on the Sanofi Agreement. Therefore, the Sanofi Agreement need not be filed as a material contract pursuant to Regulation S-K, Item 601(b)(10).

We further acknowledge the Staff’s comment concerning the Company’s “several new supply contracts” and respectfully advise that, for reasons stated above in connection with our analysis relating to the Sanofi Agreement, such supply contracts were also entered into in the ordinary course of business and the Company’s business is not “substantially dependent” on any one of such supply contracts, as such term is used in Regulation S-K, Item 601(b)(10)(ii)(B). Accordingly, the aforementioned supply contracts need not be filed as material contracts pursuant to Regulation S-K, Item 601(b)(10).

In accordance with Regulation S-K. Item 601(b)(10), we confirm that in future periods, as applicable, the Company will file material supply agreements with its customers (i) that are not entered into the ordinary course of the Company’s business or (ii) that are entered into the ordinary course of the Company’s business but the Company is substantially dependent on such supply agreement.

***********

In responding to the Staff’s Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and the Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

We thank you for your prompt attention to this letter responding to the Form 10-K and the Form 10-Q and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (717) 384-3231.

Sincerely,

/s/ J. Christopher Naftzger
Vice President, General Counsel, Corporate
Secretary & Chief Compliance Officer

cc:	Via E-Mail

Unilife Corporation

Alan Shortall

Pepper Hamilton LLP

Steven J. Abrams, Esq.

Jay A. Dubow, Esq.

Confidential Treatment Requested by Unilife Corporation

Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

February 21, 2014

UNILIFE

CONSOLIDATED FINANCIAL ANALYSIS

CONSOLIDATED P&L

($ in thousands)	2014			2015			2016			2017
Revenue	$	[***Redacted***]		$	[***Redacted***]		$	[***Redacted***]		$	[***Redacted***]

Cost of Sales		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]

Gross Profit		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%

Operating Expense
Research & Development		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%
Selling		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%
Shipping		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%
General & Admin		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%

Total Operating Expense		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%

Depreciation & Amortization Exp.		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
Stock Comp Expense		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]

Operating Income (Loss)		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%

Interest Income		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
Interest (Expense)		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
[***Redacted***]		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
Other Income (Expense)		—			—			—			—

Pretax Income (Loss)		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%		[***Redacted***]	[***Redacted***]%

Tax Expense @ [***Redacted***]		—			—			—			[***Redacted***]

Net (Loss) Income	$	[***Redacted***]		$	[***Redacted***]		$	[***Redacted***]		$	[***Redacted***]

EBITDA Reconciliation:
Interest Expense, net		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
Tax Expense		—			—			—			[***Redacted***]
Depreciation & Amortization		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]
Stock Comp Expense		[***Redacted***]			[***Redacted***]			[***Redacted***]			[***Redacted***]

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